Exhibit 99.5

CIBC’s 2023 Annual Meeting of Shareholders - Meeting Materials Now Available

TORONTO, March 2, 2023 – CIBC (TSX: CM) (NYSE: CM) today announced that materials for its Annual Meeting of Shareholders scheduled on Tuesday, April 4, 2023 at 1:00 p.m. Eastern Daylight Time (EDT), are now available, including the 2023 Management Proxy Circular.

Annual Meeting of Shareholders

Our 2023 Annual Meeting of Shareholders will take place in person and by live webcast. In-person attendance at the meeting is open to registered shareholders, beneficial shareholders and duly appointed proxyholders. Shareholders and proxyholders may also attend through the live webcast or call into our phone line to listen to the meeting (though voting is not available by phone).

All other interested persons are welcome to attend the meeting through the live webcast.

●	When: Tuesday, April 4, 2023, 1:00 p.m. (EDT)

●	In person: CIBC Square Auditorium, 81 Bay Street, Toronto, Ontario (registered shareholders, beneficial shareholders and duly appointed proxyholders only)

●	Live webcast: Log in at https://cibcvirtual.com/agm2023 at least 15 minutes before the meeting starts

●	By phone:

o	English 416 641-6150 (local) or 1 866 696-5894 (toll free in Canada and the United States) passcode 2296336#

o	French 416 406-0743 (local) or 1 866 696-5910 (toll free in Canada and the United States) passcode 6552323#

We encourage shareholders to vote in advance of the meeting by one of the methods described in the Management Proxy Circular (available at www.meetingdocuments.com/TSXT/cibc) and their proxy form or voting instruction form. Shareholders with questions may contact CIBC’s transfer agent TSX Trust Company at 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries).

We also encourage shareholders to submit questions for our Board and management in advance of the meeting by email to the Corporate Secretary at corporate.secretary@cibc.com or by mail to CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Meeting Materials

CIBC’s meeting materials have been filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. Distribution of the meeting materials to shareholders begins today and they can also be accessed online:

●	CIBC website: CIBC Annual Meeting webpage
●	TSX Trust Company’s website: www.meetingdocuments.com/TSXT/cibc
●	SEDAR: www.sedar.com
●	EDGAR: www.sec.gov/edgar.shtml

Shareholders may obtain a paper copy of the Management Proxy Circular or the Annual Report, free of charge, by contacting our transfer agent, TSX Trust Company, through one of the methods described in the Management Proxy Circular.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Alice Dunning, CIBC Investor Relations, 416-861-8870, alice.dunning@cibc.com

Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com

Erica Belling, CIBC Investor & Financial Communications, 416 594-7251, erica.belling@cibc.com

Tom Wallis, CIBC Media Relations, 416-980-4048, tom.wallis@cibc.com